Notice to the Oslo Stock Exchange



www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Mandatory notification of trade – options

On 7 December 2009, in connection with Orkla`s option programme, 40 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After this transaction, the total number of options issued in Orkla shares is now 15,732,000 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,522,004 treasury shares.

Orkla ASA
Oslo, 7 December 2009


10015035

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 22 54 44 55

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange



www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – options

On 7 December 2009, in connection with Orkla`s option programme, 25 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After this transaction, the total number of options issued in Orkla shares is now 15,707,000 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,497,004 treasury shares.

Orkla ASA
Oslo, 8 December 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 93056093

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange


ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – options

On 8 December 2009, in connection with Orkla`s option programme, 30 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After this transaction, the total number of options issued in Orkla shares is now 15,677,000 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,467,004 treasury shares.

Orkla ASA
Oslo, 8 December 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 93056093

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange


ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – options

On 9 December 2009, in connection with Orkla`s option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After this transaction, the total number of options issued in Orkla shares is now 15,662,000 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,452,004 treasury shares.

Orkla ASA
Oslo, 9 December 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 93056093

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

 ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – options

On 10 December 2009, in connection with Orkla's option programme, 52 500 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After this transaction, the total number of options issued in Orkla shares is now 15,609,500 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,399,504 treasury shares.

Orkla ASA
Oslo, 10 December 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 93056093

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange



www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Extraordinary General Meeting 2009

An Extraordinary General Meeting in Orkla ASA was held on Thursday, 10 December 2009, in Oslo.

All proposals on the agenda were adopted, cf. the notice of the Extraordinary General Meeting that was sent to the Oslo Stock Exchange on 30 October 2009.

The General Meeting adopted the following amendments to the Articles of Association:

The Article 16, second paragraph, of the Articles of Association to be read as follows:

"The Board of Directors may decide that documents concerning matters to be considered at the general meeting are not to be sent to shareholders when the documents are made available on the company's website. This also applies to documents which by law shall be enclosed in or attached to the notice of a general meeting. A shareholder may nonetheless request that documents concerning matters to be considered at the general meeting be sent to him or her."

Under the new section 5-11 b of the Public Limited Liability Companies Act, the minimum period of notice for a general meeting in an enterprise listed on a regulated market has been increased from two weeks to 21 days. According to this the general meeting proposed to amend the Articles of Association section 15, first paragraph, first sentence to:

"Ordinary or Extraordinary General Meetings shall be convened on not less than 21 days' notice at a time and venue decided jointly by the Chairman of the Corporate Assembly and the Board of Directors."

Shareholders who wish to be sent documents attached to the notice of a general meeting, and/or the Annual Report, by post may order them on www.orkla.com/investor. Alternatively, they may contact Orkla ASA, P.O. Box 423 Skøyen, 0213 Oslo, Norway, reference "Annual Report".

Orkla ASA
Oslo, 10 December 2009

Contacts Orkla Investor Relations:
Rune Helland, Tel.: +47 977 13250
Siv Merethe S. Brekke, Tel.: +47 930 56093